Exhibit 99.1
eTelecare Rated One of the Ten Best Performing
Global Contact Center Providers for the Fourth Consecutive Year
SCOTTSDALE, Ariz. — March 30, 2009 — eTelecare Global Solutions (PSE: ETEL), a leading provider of complex business process outsourcing (BPO) solutions has been rated one of the ten best performing contact center providers in the 2009 Global Services competition held by Global Services magazine and neoIT, a leading outsourcing expert. The judging criterion for the competition is based on written submissions from service providers that detail operations, service offerings, client relationships, and human capital development practices. This is the fourth consecutive year eTelecare has earned this top-10 distinction.
“It is an honor to be ranked again as one of the ten best performing providers in the industry,” said John Harris, CEO and President of eTelecare Global Solutions. “Being recognized by knowledgeable experts for the quality of service and value that we create for our clients is truly gratifying, and confirms the success of our business philosophy — investing to outperform.”
eTelecare has earned 94 industry awards since 2000 and continues to be honored year after year for it’s consistent ability to create value for clients due to its commitment to investing in superior people, process, and technology. Additional information on eTelecare’s rankings can be found at: http://www.globalservicesmedia.com/Content/general200902276070.asp.
About eTelecare Global Solutions
Founded in 1999, eTelecare Global Solutions is a leading provider of business process outsourcing (BPO) focusing on the complex, voice and non-voice based segment of customer-care services. It provides a range of services, including technical support, customer service, sales, customer retention, chat and email from both onshore and offshore locations. Services are provided from delivery centers in the Philippines, United States, Nicaragua, and South Africa. Additional information is available at www.etelecare.com.
Contact:
eTelecare Global Solutions
North America
Mark Skoog
480-707-5414
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